Exhibit 12.1

Vail Resorts, Inc.

Statement of Computation of Earnings to Fixed Changes

	Three Months Ended October 31,	Fiscal Year Ended July 31,
(In 000’s, except ratios)	2011	2011	2010	2009	2008	2007
Earnings:
(Loss) Income before benefit (provision) for income taxes, adjusted for income or loss from equity investees	$(92,551)	$54,178	$52,239	$80,379	$165,543	$103,393
Add:
Amortization of capitalized interest	707	11,025	2,254	4,199	12,247	906
Income distributions from equity investments	125	1,024	3,248	1,733	2,295	5,778
Fixed charges	11,185	44,469	41,172	42,662	50,058	48,499
Less:
Net (loss) income attributable to noncontrolling interests	(25)	(67)	5,390	1,602	4,920	7,801
Capitalized interest	127	600	16,284	7,661	13,395	9,311

Total earnings as defined	$(80,636)	$110,163	$77,239	$119,710	$211,828	$141,464

Fixed charges:
Interest expensed	$7,747	$31,935	$15,885	$25,507	$28,197	$30,717
Capitalized interest	127	600	16,284	7,661	13,395	9,311
Amortization of capitalized expenses related to indebtedness	495	1,706	1,630	2,041	2,468	1,907
Estimated interest portion of rent expense	2,816	10,228	7,373	7,453	5,998	6,564

Total fixed charges	$11,185	$44,469	$41,172	$42,662	$50,058	$48,499

Ratio of earnings to fixed charges (a)	(b )	2.48	1.88	2.81	4.23	2.92

(a)	For purposes of computing the ratio of earnings to fixed charges, earnings are defined as pre-tax earnings before income or loss from equity investees plus amortization of capitalized interest, distributed income of equity investees, and fixed charges less capitalized interest and net income (loss) attributable to noncontrolling interests. Fixed charges consist of interest, whether capitalized or expensed, amortization of capitalized expenses related to indebtedness and the estimated interest portion of rent expense.
(b)	The earnings are inadequate to cover fixed charges and the deficiency is $91.8 million.